UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

BranchOut Food Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

105230 106

(CUSIP Number)

Daniel L. Kaufman
2158 Park Boulevard
San Juan, Puerto Rico 00913
(802) 368-5885
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

-with copies to-

Jessie Lochman Foley & Lardner LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5817	Peter Fetzer Foley & Lardner LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

December 9, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

CUSIP NO. 105230 106	13D	Page 1 of 6 Pages

1.		NAME OF REPORTING PERSON Kaufman Kapital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) □ (b) □
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 5,984,305[1]
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,984,305[1]
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,984,305[2]
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 43.2%[1]
12.		TYPE OF REPORTING PERSON CO
1
This amount includes (i) 4,484,305 shares of common stock into which the convertible note held by the Reporting Person are convertible, and (ii) 1,500,000 shares of common stock issuable upon the exercise of warrants held by the Reporting Person. The convertible note accrues interest that is paid in kind, and if interest is accrued through maturity this would result in an additional 687,589 shares being issuable upon conversion, which shares are not reflected in the holdings above.

2
The percentage is calculated based upon a denominator that includes (i) 7,853,202 shares outstanding as of November 14, 2024 and (ii) an aggregate of 5,984,305 shares that are issuable upon conversion of the warrants and convertible notes by the Reporting Person.

CUSIP NO. 105230 106	13D	Page 2 of 6 Pages

1.		NAME OF REPORTING PERSON Daniel L. Kaufman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) □ (b) □
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 5,984,305[1]
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,984,305[1]
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,984,305[2]
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 43.2%[1]
12.		TYPE OF REPORTING PERSON Individual
1
This amount includes (i) 4,484,305 shares of common stock into which the convertible note held by the Reporting Person are convertible, and (ii) 1,500,000 shares of common stock issuable upon the exercise of warrants held by the Reporting Person. The convertible note accrues interest that is paid in kind, and if interest is accrued through maturity this would result in an additional 687,589 shares being issuable upon conversion, which shares are not reflected in the holdings above.

2
The percentage is calculated based upon a denominator that includes (i) 7,853,202 shares outstanding as of November 14, 2024 and (ii) an aggregate of 5,984,305 shares that are issuable upon conversion of the warrants and convertible notes by the Reporting Person.

CUSIP NO. 105230 106	13D	Page 3 of 6 Pages

Item 1.	Security and Issuer
This Schedule 13D relates to the common stock, $0.001 par value per share (“Common Stock”), of BranchOut Food Inc. (the “Company”).  The address of the principal executive offices of the Company is 205 SE Davis Avenue, Suite C, Bend, Oregon 97702.
Item 2.	Identity and Background
(a)	This Schedule 13D is being filed by Kaufman Kapital LLC and Daniel F. Kaufman as the sole member and control person of Kaufman Kapital LLC (the “Reporting Persons”).
(b)	The principal business address of the Reporting Persons is 2158 Park Boulevard, San Juan, Puerto Rico 00913.
(c)	Kaufman Kapital LLC is an investment holding company, and Mr. Kaufman is the sole member and control person of Kaufman Kapital.
(d)-(e)
During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The place of organization of Kaufman Kapital LLC is Delaware. Mr. Kaufman is a U.S. citizen.
Item 3.	Source and Amount of Funds or Other Consideration
In aggregate, the Reporting Persons are deemed to have voting and dispositive power over 5,984,305 shares of Common Stock of the Company, as a result of their ability to convert a convertible note and to exercise warrants.  Specifically, on July 24, 2024, the Company completed a private placement of securities to the Reporting Persons pursuant to a Securities Purchase Agreement dated July 15, 2024, as amended (the “SPA”).  Pursuant to the SPA, the Reporting Persons purchased from the Company (i) the 12% Senior Secured Convertible Promissory Notes in the aggregate principal amount of up to $3,400,000 (collectively, the “Convertible Note”), which is convertible into shares of Common Stock at a fixed price of $0.7582 per share of Common Stock, (ii) a warrant to purchase 1,000,000 shares of common stock at an exercise price of $1.00 per share (the “$1.00 Warrant”), and (iii) a warrant to purchase 500,000 shares of common stock at an exercise price of $1.50 per share (the “$1.50 Warrant” and, together with the $1.00 Warrant, the “Kaufman Warrants”), in consideration of an initial loan in the principal amount of $2,000,000 made by the Reporting Persons to the Company under the Convertible Note on July 24, 2024.
If the Reporting Persons were to convert the Convertible Note and exercise all of the Kaufman Warrants, the aggregate cost for the Common Stock would be approximately $5,150,000.
As of the date of this filing, the Reporting Person has no margin or other loans outstanding secured by Common Stock.
Item 4.	Purpose of Transaction
This is the Reporting Person’s second Schedule 13D, after transitioning from its Schedule 13G filing, as discussed above.

CUSIP NO. 105230 106	13D	Page 4 of 6 Pages
The Reporting Persons ownership of Common Stock consists of (i) 4,484,305 shares of Common Stock into which the Convertible Note is convertible, and (ii) 1,500,000 shares of Common Stock issuable upon the exercise of the Kaufman Warrants.
To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Persons have such a purpose.  Except as noted in this Schedule 13D, the Reporting Persons do not have any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.
Item 5.	Interest in Securities of the Company
The percentages used in this Schedule 13D are calculated based upon a denominator that includes (i) 7,853,202 shares outstanding as of November 14, 2024 and (ii) an aggregate of 5,984,305 shares that are issuable upon conversion of the Convertible Note and exercise of the Kaufman Warrants.
As of October 14, 2024, the shareholders of the Company approved the exercise of the Kaufman Warrants held by the Reporting Persons under the NASDAQ Listing Rules, and the Reporting Persons ceased to be subject to a 19.9% cap limiting the number of shares common stock that the Reporting Persons may hold.  The Reporting Persons have not made any transactions in the Common Stock within the past 60 days As of October 14, 2024, the shareholders of the Company approved the conversion in full of the Convertible Note and the exercise in full of the $1.00 Warrant and the $1.50 Warrant.  The Reporting person is no longer subject to a 19.9% cap limiting the number of shares Common Stock that the Reporting Person may hold.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company
On July 24, 2024, the Company completed the private placement of securities to the Reporting Persons pursuant to the SPA.  As described above, the Reporting Persons purchased from the Company (i) the Convertible Note, which is convertible into shares of Common Stock at a fixed price of $0.7582 per share of Common Stock, (ii) the $1.00 Warrant, and (iii) the $1.50 Warrant, in consideration of an initial loan in the principal amount of $2,000,000 made by the Reporting Persons to the Company under the Convertible Note on July 24, 2024.
 Pursuant to the SPA, the Reporting Persons have agreed to make an additional loan to the Company under the Convertible Note in the amount of $1,400,000 upon the satisfaction of certain conditions, including EnWave Corporation completing the manufacture of a new dehydration machine for the Company, the Company’s manufacturing facility in Peru having exported product expected to generate revenues of at least $100,000, and receipt of the approval of certain items by the Company’s stockholders, which approval has been obtained.
Deven Jain was appointed to the Company’s Board of Directors on July 24, 2024 upon the closing of the investment by the Reporting Persons pursuant to the SPA, although there is no agreement or arrangement between the Company and the Reporting Persons pursuant to which the Reporting Persons have the right to appoint or nominate a director.  Mr. Jain has been an analyst at Kaufman Kapital since June, 2024, and previously was an intern at CarMax and Dominion Energy.  Mr. Jain does not have any arrangements or understandings with any person pursuant to which he was selected as a director of the Company.  Mr. Jain is not, and will not become, a party to any agreement, arrangement or

CUSIP NO. 105230 106	13D	Page 5 of 6 Pages
understanding with, and has not given any commitment or assurance to any person as to how he will act or vote on any issue or question as a director of the Company.
The Convertible Note matures on the earlier of (i) December 31, 2025, (ii) the sale by the Company of $5,000,000 of equity or debt securities in a single transaction or series of related transactions (excluding certain specified transactions), or (iii) the closing of a change of control transaction as provided in the Convertible Note.  Loans outstanding under the Convertible Note bear interest at an initial rate of 12% per annum, and together with accrued principal are convertible into Common Stock.  The Company’s obligations under the Convertible Note are secured by a lien granted to the Reporting Persons on substantially all of the Company’s assets.  In addition, the Convertible Note includes affirmative and negative covenants, events of defaults and other terms and conditions, customary in transactions of this nature.
The Kaufman Warrants are exercisable until December 31, 2025.
Item 7.	Material to be Filed as Exhibits
Exhibit No.	Description

99.1
Securities Purchase Agreement dated July 15, 2024, as Amended – Incorporated by reference to Exhibit 10.1 and Exhibit 10.2 attached to the Company’s Current Report on Form 8-K dated July 23, 2024, as filed with the Securities and Exchange Commission on July 29, 2024.

99.2
12% Senior Secured Convertible Promissory Note of the Company – Incorporated by reference to Exhibit 4.1 attached to the Company’s Current Report on Form 8-K dated July 23, 2024, as filed with the Securities and Exchange Commission on July 29, 2024.

99.3
$1.00 Warrant dated July 23, 2024 – Incorporated by reference to Exhibit 4.2 attached to the Company’s Current Report on Form 8-K dated July 23, 2024, as filed with the Securities and Exchange Commission on July 29, 2024.

99.4
$1.50 Warrant dated July 23, 2024 – Incorporated by reference to Exhibit 4.3 attached to the Company’s Current Report on Form 8-K dated July 23, 2024, as filed with the Securities and Exchange Commission on July 29, 2024.

CUSIP NO. 105230 106	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2024

KAUFMAN KAPITAL LLC

By: /s/ Daniel L. Kaufman
      Name:  Daniel L. Kaufman
      Title:    Managing Member

By: /s/ Daniel L. Kaufman
      Daniel L. Kaufman
      Managing Member